UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-41856

Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

On June 6, 2025, Carbon Revolution Public Limited Company, a public limited company incorporated in the Republic of Ireland (the “Company”), made available to its shareholders a notice of the Company’s 2024 annual general meeting, which is expected to take place on June 30, 2025, at 2:00 p.m., Greenwich Mean Time (9:00 a.m., Eastern Time, 11:00 p.m., Australian Eastern Standard Time), online at www.virtualshareholdermeeting.com/CREV2024.

Exhibit No.	Description

99.1	Notice of 2024 Annual General Meeting and Proxy Statement
99.2	Form of Proxy Card for 2024 Annual General Meeting
99.3	Additional Proxy Soliciting Materials - Notice of Internet Availability of Proxy Materials
99.4*	Annual Report on 20-F for the Fiscal Year Ended June 30, 2024
99.5	Irish Statutory Financial Statements for Financial Year Ended June 30, 2023
99.6	Irish Statutory Financial Statements for Financial Year Ended June 30, 2024

*          Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2025	CARBON REVOLUTION PUBLIC LIMITED COMPANY

	By:	/s/ Donald Hampton Jr
Donald Hampton Jr
Chief Executive Officer